Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis of the financial condition and results of operations of Uni-Fuels Holdings Limited (the “Company,” “we,” “us” or “our”) should be read in conjunction with our unaudited condensed consolidated financial statements and related notes (“Interim Financial Statements”) included in exhibit 99.1 to our report on Form 6-K filed with the United States Securities and Exchange Commission on September 9, 2026. This discussion and analysis contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of several factors, including those set forth under “Risk Factors” and elsewhere in our 2025 annual report on Form 20-F filed on April 22, 2026. You should carefully read the “Risk Factors” section of our 2025 annual report on Form 20-F to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements.

Operating Results

The following table sets forth a summary of our unaudited results of operations for the six months ended June 30, 2026, and 2025 as indicated. This information should be read together with our Interim Financial Statements. The operating results in any period are not necessarily indicative of the results that may be expected for any future trends.

	For the Six Months Ended
	June 30,
	2026	2025
	US$	US$
Revenues
Sales of marine fuels	196,654,955	114,618,812
Freight services	447,000	-
Brokerage commissions	7,800	1,973
Total revenues	197,109,755	114,620,785

Cost of revenues	(191,769,911)	(112,551,139)

Gross profit	5,339,844	2,069,646

Operating expenses
Selling and marketing	(288,913)	(478,825)
General and administrative	(3,139,962)	(1,406,391)
Total operating expenses	(3,428,875)	(1,885,216)

Income from operations	1,910,969	184,430

Other income
Interest (expense) income, net	(142,575)	7,826
Other income	123,019	6,221
Total other income, net	(19,556)	14,047

Income before income tax	1,891,413	198,477
Income tax expense	(513,209)	(107,490)
Net income	1,378,204	90,987

Comparison of Six Months Ended June 30, 2026 and 2025

Revenues

Total revenues increased by US$82.5 million, or 72%, to US$197.1 million for the six months ended June 30, 2026, from US$114.6 million for the six months ended June 30, 2025. The growth was primarily driven by our core sales of marine fuels segment, which continues to be the principal contributor to our Group’s financial performance.

Sales of marine fuels – Sales of marine fuels increased by approximately US$82 million, or 71.6%, to approximately US$196.7 million for the six months ended June 30, 2026, from approximately US$114.7 million for the six months ended June 30, 2025. The increase was mainly driven by higher average selling prices resulting from elevated global oil prices during the period, alongside the Group’s continued growth in trading volumes.

Freight services – Revenue from freight services stood at approximately US$0.5 million for the six months ended June 30, 2026 (six months ended June 30, 2025: Nil), representing a new revenue stream for the Group during the period. Under these arrangements, the Group provides logistics and transportation services for customers through third-party freight service providers for the carriage of petroleum products between specified load and discharge ports.

Brokerage commissions – Brokerage commissions increased by US$5,827 or 295.3% to US$7,800 for the six months ended June 30, 2026, from US$1,973 for the six months ended June 30, 2025. While this represents a 295.3% increase, it remains a negligible portion of our total revenue mix. The income generated from this segment represented business opportunities that were complementary and opportunistic to our core sales of marine fuels segment.

Cost of revenues

Cost of revenues increased by approximately US$79.2 million, or 70.4%, to approximately US$191.8 million for the six months ended June 30, 2026, from approximately US$112.6 million for the six months ended June 30, 2025, primarily in line with the growth in our total revenues. The increase was mainly driven by higher procurement costs for marine fuels resulting from elevated global oil prices, higher volumes purchased to satisfy customer demand, and direct costs associated with chartering third-party freight service providers to deliver freight services during the period.

Gross profit

Gross profit increased by approximately US$3.3 million, or 158%, to approximately US$5.3 million for the six months ended June 30, 2026, from approximately US$2.1 million for the six months ended June 30, 2025. The total gross profit margin was approximately 2.7% for the six months ended June 30, 2026, compared to approximately 1.8% in the prior corresponding period, representing an increase of approximately 0.9%.

The increase in gross profit and gross profit margin was primarily driven by stronger commercial momentum in our marine fuels business, supported by higher sales volumes, while geopolitical developments and market volatility in global oil markets provided additional commercial opportunities.

Operating expenses

Total operating expenses increased by approximately US$1.5 million, or 81.9%, to approximately US$3.4 million for the six months ended June 30, 2026, from approximately US$1.9 million for the six months ended June 30, 2025. The increase was primarily attributable to higher personnel costs, increased business-related expenses, and higher professional fees, including those associated with capital markets activities and maintaining our status as a listed company.

Income from operations

Income from operations increased by approximately US$1.7 million, or 936.1%, to approximately US$1.9 million for the six months ended June 30, 2026, from approximately US$0.2 million for the six months ended June 30, 2025. The increase was primarily attributable to the increase in gross profit of approximately US$3.3 million, which more than offset the increase in total operating expenses of approximately US$1.5 million during the period.

Operating margin

Our operating margin, calculated as income from operations as a percentage of gross profit, was approximately 35.8% for the six months ended June 30, 2026, compared with approximately 8.9% for the six months ended June 30, 2025. The increase primarily reflected the growth in gross profit during the period, which exceeded the increase in operating expenses.

Other (loss)/income

Other income, net decreased by US$33,603, from income of US$14,047 for the six months ended June 30, 2025 to a loss of US$19,556 for the six months ended June 30, 2026. This decrease was primarily attributable to a change in net interest income to net interest expense of US$142,575 in 2026, compared with net interest income of US$7,826 in 2025. The change in net interest income was primarily due to US$95,877 of interest expense incurred in connection with the issuance of commercial paper in 2026, for which there was no corresponding commercial paper interest expense in 2025, partially offset by interest income. The decrease was partially offset by an increase in other income of US$116,798, from US$6,221 for the six months ended June 30, 2025 to US$123,019 for the six months ended June 30, 2026. The increase in other income was primarily attributable to higher income from short-term investments.

Income before income taxes

We generated an income before income taxes of approximately US$1.9 million for the six months ended June 30, 2026, compared to approximately US$0.2 million for the six months ended June 30, 2025. The growth was primarily driven by the significant increase in gross profit which more than offset the rise in operating expenses during the period.

Income tax expense

Income tax expense increased from US$107,490 for the six months ended June 30, 2025 to US$513,209 for the six months ended June 30, 2026. The increase was a result of the increase of profit before tax generated by our Singapore subsidiary.

Net income

As a result of the foregoing factors, we generated a net income of approximately US$1.4 million from a net income of approximately US$0.1 million for the six months ended June 30, 2025.

Non-GAAP Financial Measures

To supplement the Company’s consolidated financial statements prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”), the Company presents certain non-GAAP financial measures, including earnings before interest, taxes, depreciation and amortization (“EBITDA”), which management uses to evaluate the Company’s operating performance and efficiency.

EBITDA is defined as net income before net interest (expense) income, income tax expense, depreciation and amortization. Management believes EBITDA provides useful supplemental information to investors by removing the effects of financing decisions, income taxes and certain non-cash expenses, thereby facilitating period-to-period comparisons of the Company’s operating performance.

EBITDA

EBITDA was approximately US$2.1 million for the six months ended June 30, 2026, compared with approximately US$0.3 million for the six months ended June 30, 2025. The increase was primarily attributable to the significant increase in income from operations during the period.

The following table presents an unaudited reconciliation of net income, the most directly comparable U.S. GAAP financial measure, to EBITDA for the six months ended June 30, 2026 and 2025.

	For the Six Months Ended June 30,
	2026	2025
	US$	US$
Net income	1,378,204	90,987
Add:
Interest (expense) income, net	142,575	(7,826)
Income tax expense	513,209	107,490
Depreciation and amortization	91,031	113,927
EBITDA	2,125,019	304,578

Depreciation and amortization included in the reconciliation comprises depreciation of property and equipment of US$36,979 and US$38,781 for the six months ended June 30, 2026 and 2025, respectively, and amortization of right-of-use assets of US$54,052 and US$75,146, respectively. The amortization of right-of-use assets relates to operating leases and is recognized within operating lease expense under U.S. GAAP; accordingly, it is not presented as a separate depreciation charge in the statement of cash flows.

These non-GAAP financial measures are presented solely as supplemental measures and should not be considered in isolation or as a substitute for, or superior to, the most directly comparable financial measures prepared in accordance with U.S. GAAP. In addition, these measures may not be comparable to similarly titled measures presented by other companies because they may be calculated differently.

Liquidity and Capital Resources

Our principal sources of liquidity to finance our day-to-day operations are cash generated from operating activities, banking facilities and short-term commercial paper issuances.

On June 18, 2026, United Overseas Bank Limited, a financial institution in Singapore, extended our existing banking facilities for 12 months through July 2027, comprising (i) a trade financing facility of US$3 million, with an interest rate of 1.65% per annum over the bank’s cost of funds and a financing period of up to 45 days for supplier invoices, and (ii) a foreign exchange facility of US$2 million, with a maximum tenor of three months.

As of June 30, 2026 and December 31, 2025, amounts drawn under our banking facilities consisted solely of trade financing facilities and amounted to US$1,388,443 and US$1,215,217, respectively.

On April 17, 2026, the Group completed the offering of its 3M USD Commercial Paper Series 004, raising US$3 million at an interest rate of 6.25% per annum for a tenor of three months on ADDX, a private market platform regulated by the Monetary Authority of Singapore. The outstanding amount as of June 30, 2026 was fully repaid on July 17, 2026.

Net cash used in operating activities was approximately US$0.4 million for the six months ended June 30, 2026, compared with approximately US$4.7 million for the same period in 2025. See “Cash Flows” for further discussion of our operating cash flows.

As of June 30, 2026, we had positive working capital of approximately US$11.1 million and cash and cash equivalents of approximately US$12.2 million. Of our cash and cash equivalents, US$28,175 was held in Singapore Dollars, US$108,431 was held in United Arab Emirates Dirham, and the remainder was held in U.S. Dollars and other currencies. As of December 31, 2025, we had positive working capital of approximately US$10.1 million and cash and cash equivalents of approximately US$12.5 million. Of our cash and cash equivalents, US$24,494 was held in Singapore Dollars, US$23,885 was held in United Arab Emirates Dirham, and the remainder was held in U.S. Dollars and other currencies. Our cash and cash equivalents primarily consist of balances maintained with banks in the countries in which our respective operating subsidiaries operate.

In assessing our liquidity, we monitor and analyze our cash on hand, operating and capital expenditure commitments, working capital requirements and available financing facilities. Our liquidity needs primarily relate to working capital requirements, operating expenses and capital expenditures.

Based on our current cash position, operating cash flows and available banking facilities, we believe that we have sufficient liquidity to meet our working capital requirements, operating expenses and current liabilities as they become due for at least the next twelve months from the date of issuance of our financial statements.

However, our liquidity could be adversely affected by a number of factors, including changes in demand for our products and services, general market conditions and capital market conditions. There can be no assurance that we will be successful in implementing our plans or that additional financing, if required, will be available on acceptable terms or at all.

Cash Flows

The following table sets forth a summary of our unaudited condensed consolidated statements of cash flows for the six months ended June 30, 2026 and 2025 as indicated.

	For the Six Months Ended June 30,
	2026	2025
	US$	US$
Net cash used in operating activities	(387,776)	(4,727,712)
Net cash used in investing activities	(127,869)	(21,551)
Net cash provided by financing activities	159,416	7,183,643
Net (decrease) increase in cash and cash equivalents	(356,229)	2,434,380
Effect of exchange rate changes on cash and cash equivalents	(370)	-
Cash and cash equivalents, beginning of period	12,542,539	4,324,956
Cash and cash equivalents, end of period	12,185,940	6,759,336

Operating activities

Net cash used in operating activities for the six months ended June 30, 2026 was approximately US$0.4 million, compared with US$4.7 million for the same period in 2025, representing a significant reduction in the net operating cash outflow. Despite net income of approximately US$1.4 million, operating cash flow was affected primarily by working capital changes, including (i) an increase of approximately US$5.0 million in accounts receivable, primarily reflecting higher sales during the period and the resulting increase in amounts billed to customers, partially offset by (ii) an increase of approximately US$3.8 million in accounts payable, consistent with the expansion of our sales activities and the corresponding increase in purchases of marine fuels to support our operations, and (iii) a decrease of approximately US$0.9 million in accrued expenses and other liabilities.

Net cash used in operating activities for the six months ended June 30, 2025 was approximately US$4.7 million, despite net income of approximately US$0.1 million. The higher net operating cash outflow was primarily attributable to a larger increase in accounts receivable of approximately US$10.8 million, partially offset by an increase of approximately US$7.3 million in accounts payable. These movements reflected the timing of customer collections and supplier payments in connection with the expansion of our sales activities during the period.

Investing activities

Net cash used in investing activities for the six months ended June 30, 2026 and 2025 was approximately US$0.1 million and US$0.02 million, respectively, and was entirely attributable to purchases of property and equipment.

Financing activities

Net cash provided by financing activities for the six months ended June 30, 2026 was approximately US$0.2 million. This was primarily attributable to net drawdowns under banking facilities of approximately US$0.2 million, partially offset by approximately US$13,810 of costs related to deferred offering.

Net cash provided by financing activities for the six months ended June 30, 2025 was approximately US$7.2 million. This was primarily attributable to the completion of the Company’s initial public offering (the “IPO”) of 2,100,000 Class A Ordinary Shares at an offering price of US$4.00 per share, which generated gross proceeds of US$8.4 million and net proceeds of approximately US$7.4 million after deducting underwriting discounts and commissions and offering expenses, as well as the underwriter’s full exercise of its over-allotment option to purchase an additional 315,000 Class A Ordinary Shares at US$4.00 per share, which generated gross proceeds of US$1.3 million and net proceeds of approximately US$1.2 million. These proceeds were partially offset by net repayments under banking facilities of approximately US$0.7 million and repayments of shareholder borrowings of approximately US$0.3 million.

Research and Development, Patent and Licenses, etc.

We did not conduct any research and development activities for the six months ended June 30, 2026 and 2025.

Trend Information

Other than as disclosed elsewhere in our interim report, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended June 30, 2026 that are reasonably likely to have a material effect on our total net revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect (i) the reported amounts of our assets and liabilities; (ii) the disclosure of our contingent assets and liabilities at the end of each reporting period; and (iii) the reported amounts of revenues and expenses during each reporting period. We continually evaluate these judgments, estimates and assumptions based on our own historical experience, knowledge and assessment of current business and other conditions and our expectations regarding the future based on available information, which together form our basis for making judgments about matters that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, our actual results could differ from those estimates. Some of our accounting policies require a higher degree of judgment than others in their application. When reading our consolidated financial statements, you should consider our selection of critical accounting policies, the judgment and other uncertainties affecting the application of such policies and the sensitivity of reported results to changes in conditions and assumptions. Our critical accounting policies and practices include the following: (i) revenue recognition; (ii) operating leases; and (iii) accounts receivable, net. See Note 2—Summary of Significant Accounting Policies to our Interim Financial Statements for the disclosure of these accounting policies. The management determines there are no critical accounting estimates.

Recent Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the Interim Financial Statements, “Summary of Significant Accounting Policies”.